August 24, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	StanCorp Financial Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
File No. 001-14925

Dear	Mr. Rosenberg:

This letter responds to your review comments dated August 10, 2011 regarding the Form 10-K for the fiscal year ended December 31, 2010 for StanCorp Financial Group, Inc. Changes to our original disclosure are shown in bold following the response to comment three below. We have included your comments followed by our responses immediately below each comment.

Form 10-K for the Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Insurance Services Segment, Benefits and Expenses, page 31

1.	You have experienced consistent favorable development of your unpaid claims and claims adjustment expenses over the past five years, which amounted to $116.3 million in 2010, $151.2 million in 2009, $142.8 million in 2008, $115.4 million in 2007 and $115.9 million in 2006. Although you state that “In each of the years captured, there was a decrease in incurred amounts associated with prior years after the effect of interest is taken into account, indicating claim experience was favorable when compared to the assumptions used to establish the associated reserves,” you have not explained why it is that your experience has been consistently favorable over the past five years. Please provide us proposed disclosure to be included in future filings to explain the reason for this trend and how you considered this favorable experience in determining your reserves as of December 31, 2010 and 2009.

Response:

The favorable experience related to unpaid claims and claims adjustment expenses over the past five years was primarily due to both favorable claims incidence and claim terminations for our group long term disability insurance business. In addition to actual experience, other factors are used in determining reserves such as discount rates, societal and economic factors, longer-term historical experience and expectations regarding future experience. Analysis of our experience in 2008, 2009 and 2010 revealed an increase in early duration claim terminations, which resulted in favorable run-out experience. While this trend was considered in the development of reserve assumptions used in our reserve calculations, this favorable trend occurred in

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

August 24, 2011

the early duration of the claim period where experience can be volatile and susceptible to the impact of macroeconomic factors. Therefore, the trend lacked the necessary credibility to drive a significant change in our reserve assumptions, which have been developed using data over a longer period of time. We generally require emerging claim termination trends to persist over a longer time period before they drive significant changes in assumptions used in reserve development given the long-term nature of these liabilities. Although we did not significantly change reserve assumptions due to favorable claim terminations, we did release group long term disability claim reserves totaling $14.6 million in 2010 and $16.6 million in 2009. There were no similar reserve changes in 2008.

2.	Include in your proposed disclosure the reasons that significant changes in assumptions were not made during 2008, 2009 and 2010 as indicated in Note 13 to your Consolidated Financial Statements that “The changes in amounts incurred related to prior years are not the result of a significant change in an underlying assumption or method used to determine the estimate.”

Response:

Claims experience and more specifically amounts incurred related to prior years are factors used to estimate reserves. The disclosure mentioned above is intended to convey the favorable experience in 2008, 2009, and 2010. However, significant changes in assumptions regarding unpaid claims and claims adjustments for the prior periods in the group long term disability insurance business were not made during 2008, 2009, and 2010 primarily due to the long-term nature of this product and the materiality of other factors such as changes in the socio-economic environment during a period of deep recession, which can have an effect on claim experience.

The claim reserve for group long term disability insurance is based on the estimated ultimate cost of settling monthly payments to claimants, potentially until retirement age. The long-term nature of the liability necessitates a longer-term view of claims experience for such experience to be credible. Favorable claim termination experience in the early duration can change the dynamics of claim termination for the remaining claims. Using favorable early duration claim termination trends that occurred during a severe macroeconomic disruption, where the experience can be volatile and susceptible to changes in macroeconomic factors, to estimate a long-term liability can potentially result in an understatement of liability. As the favorable experience occurred during a severe macroeconomic disruption and longer-term credible favorable historical experience trends had not been established, significant changes in underlying assumptions and methods were not made during 2008, 2009, and 2010. However, as noted above, certain reserve amounts were released based on this favorable experience. Trends in reserve assumptions are carefully monitored and when these trends become credible and are expected to persist, we incorporate these factors into the development of our reserve assumptions used in our reserve calculations to ensure the best estimates are established.

3.	Please refer to your disclosure also in Note 13 to your Consolidated Financial Statements “Instead the Company expects these amounts to change over time as a

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

August 24, 2011

result of the growth in the size of the Company’s in force insurance business and the actual claims experience with respect to that business during the time periods captured for claims with an incurred date in years prior to the year of valuation.”

Please clarify in your proposed disclosure the distinction you are making in this disclosure as compared to the disclosure we cited in comment two above. In addition, please clarify in your proposed disclosure whether or not this disclosure is attempting to indicate your future expectations of changes in your estimates, and if so, disclose the basis for these expectations and the extent and direction of the changes that you expect.

Response:

The Note 13 disclosure mentioned in comment two above, “The changes in amounts incurred related to prior years are not the result of a significant change in an underlying assumption or method used to determine the estimate,” is intended to convey the favorable experience in 2008, 2009 and 2010. However, this trend was not deemed material and credible enough to significantly change our reserve assumptions. The Note 13 disclosure referenced in comment three above, “Instead the Company expects these amounts to change over time as a result of the growth in the size of the Company’s in force insurance business and the actual claims experience with respect to that business during the time periods captured for claims with an incurred date in years prior to the year of valuation,” is intended to make a general comment regarding the relationship between changes in the size of our business and claims experience. This statement is not intended to indicate future expectations of changes in reserve assumptions or the extent and direction of the changes.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

August 24, 2011

Proposed Disclosure:

As a result of your request, we have prepared the below pro-forma disclosure based on our 2010 financial statements and also included the Critical Accounting Policies and Estimates—Reserves for Future Policy Benefits and Claims section referenced in our disclosure below for ease of your review. Changes to our original disclosure are shown in bold below. We will include disclosures of this nature in our future Form 10-K filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Insurance Services Segment, Benefits to Policyholders (including interest credited)

Benefits to policyholders is primarily affected by the following factors:

•	Reserves that are established in part based on premium levels.

•

Claims experience—the predominant factors affecting claims experience are claims incidence, measured by the number of claims, and claims severity, measured by the magnitude of the claim and the length of time a disability claim is paid.

•

Assumptions used to establish related reserves—the assumptions used to establish the related reserves reflect claims incidence and severity, and the discount rate. The discount rate is affected by new money investment interest rates and the overall portfolio yield. See “Critical Accounting Policies and Estimates—Reserves for Future Policy Benefits and Claims.”

•

Growth in our in force block—the benefit ratio, calculated as benefits to policyholders and interest credited as a percentage of premiums, is utilized to provide a measurement of claims normalized for premium growth.

The following table sets forth benefits to policyholders (including interest credited) and the benefit ratios for the Insurance Services segment:

	Years ended December 31,
(Dollars in millions)	2010	Percent Change	2009	Percent Change	2008
Benefits to policyholders, including interest credited	$1,571.2	2.4%	$1,535.0	(1.6)%	$1,560.5
Benefit ratios, including interest credited (% of premiums):
Insurance Services segment	76.4%		74.3%		74.0%
Group insurance	77.2		74.7		73.6
Individual disability	66.8		69.3		78.7

The increase in Insurance Services benefits to policyholders (including interest credited) for 2010 compared to 2009 was primarily due to higher incidence and fewer claim closures in the group long term disability insurance business, a few large claims in the group life insurance business and an increase in individual disability claims reserves of $7.8 million recorded as part of our regular assessments of the adequacy of our reserves. Offsetting these factors was the reduction of reserves for group long term

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

August 24, 2011

disability claims of $14.6 million, also recorded as part of our reserve assessments, and the inclusion of approximately $18 million of additional individual disability insurance reserves in 2009 benefits to policyholders recorded due to the termination of reinsurance on certain reinsured policies and claims.

The decrease in Insurance Services benefits to policyholders (including interest credited) for 2009 compared to 2008 was primarily due to comparatively lower premiums in our group insurance business, favorable claims experience in our individual disability insurance business and the release of group long term disability reserves of $16.6 million as a result of favorable claims experience compared to reserving assumptions. These factors were offset by an increase in reserves of approximately $18 million in 2009 related to the termination of reinsurance on a small block of reinsured policies and claims and an increase in individual disability claims reserves of $11.5 million reflecting unfavorable claim termination patterns compared to reserve assumptions on a small block of individual disability claims. There was also a termination of reinsurance in 2008 that resulted in an increase in reserves of $3.9 million.

The reserve releases related to our group long term disability insurance business noted above were primarily due to favorable claims experience, which is one of the factors we use in estimating our reserves. However, this favorable claims experience did not result in a significant change in the Company’s underlying assumptions or methods used to determine the estimated reserves, primarily due to the long-term nature of our group long term disability insurance business and the materiality of other factors, including the potential impact of the economic uncertainty during 2010 and 2009. We carefully monitor trends in reserve assumptions and when these trends become credible and are expected to persist, we incorporate these factors into our reserves to ensure the best estimates are established. For a complete discussion of our reserve methodology, see “Critical Accounting Policies and Estimates—Reserves for Future Policy Benefits and Claims.”

The group insurance benefit ratio of 77.2% for 2010 was in line with our estimated annual range for 2010 of 73.6% to 78.3%. Group insurance claims experience and the corresponding benefit ratio can fluctuate widely from quarter to quarter, but tends to be more stable when measured on an annual basis.

We generally expect the individual disability benefit ratio to trend down over the long-term to reflect the growth in the business outside of the large block of individual disability business assumed in 2000 from Minnesota Life, and we expect there to be a corresponding shift in revenues from net investment income to premiums. The anticipated general decrease in the expected benefit ratio does not necessarily indicate an increase in profitability; rather it reflects a change in the mix of revenues from the business.

The decrease in the individual disability benefit ratio for 2009 was primarily due to a decline in the severity of new claims and favorable claims termination experience during 2009. The benefit ratios for 2009 and 2008 for our individual disability business included approximately $18 million and $3.7 million, respectively, of premiums and approximately $18 million and $3.9 million, respectively, of additional reserves related to the termination of reinsurance on certain reinsured policies and claims. Excluding the effects of this termination of reinsurance, the benefit ratio would have been 65.8% for 2009, compared to 78.0% for 2008. Due to the relatively small size of our individual disability business, individual disability claims experience and the corresponding benefit ratio tend to fluctuate widely from quarter to quarter.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

August 24, 2011

In 2006, we adjusted the claim termination rate assumptions for the reserves on a small block of individual disability claims based on an industry table. These assumptions were further refined in 2008, 2009 and 2010 and resulted in increases in reserves of $2.5 million, $11.5 million and $12.5 million, respectively. Our block of business is relatively small, and, as a result, we view a blend of the released industry table and our own experience as a more appropriate method for establishing reserve levels compared solely to our own experience. We will continue to monitor the credibility of our developing experience and, if necessary, will adjust reserves accordingly.

We refined our reserve calculation for certain other individual disability claims in 2010 which resulted in a decrease in our individual disability reserves of $4.7 million. There were no similar calculation refinements in 2009 and 2008.

The following table sets forth the average discount rate used for newly incurred long term disability claim reserves and life waiver reserves:

	Years ended December 31,
	2010	2009	2008
Average discount rate	5.00%	5.00%	5.31%

The discount rate is based on the average rate we receive on newly invested assets during the previous 12 months, less a margin. We also consider our average investment yield and average discount rate on our entire block of claims when deciding whether to increase or decrease the discount rate. Based on our current size, every 25 basis point decrease in the discount rate would result in an increase of approximately $2 million per quarter of benefits to policyholders. We do not adjust group insurance premium rates based on short-term fluctuations in investment yields. Any offsetting adjustments of group insurance premium rates due to sustained changes in investment yields can take from one to three years given that most new contracts have rate guarantees in place.

If investment rates prove to be lower than provided for in the margin between the new money investment rate and the reserve discount rate, we could be required to increase reserves, which could cause expense for benefits to policyholders to increase. Given the uncertainty of the movement of future interest rates, this may result in significantly higher or lower discount rates. A sustained low interest rate environment and lower commercial mortgage loan investments in future quarters could result in future reductions to the discount rate. The margin in our overall block of business for group insurance between the invested asset yield and the weighted-average reserve discount rate at December 31, 2010 and December 31, 2009 was 41 basis points. See “Liquidity and Capital Resources.”

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

August 24, 2011

Reserve Policy Section for Reference:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates—Reserves for Future Policy Benefits and Claims

Group and Individual Disability Insurance

Claim reserves for our disability products are sensitive to assumptions and considerations regarding:

•	Claim incidence rates for IBNR claim reserves.

•	Claim termination rates.

•	Discount rates used to value expected future claim payments.

•	The amount of monthly benefit paid to the insured less reinsurance recoveries and other offsets.

•	Expense rates including inflation.

•	Historical delay in reporting of claims incurred.

Certain of these factors could be materially affected by changes in social perceptions about work ethics, emerging medical perceptions and legal interpretations regarding physiological or psychological causes of disability, emerging or changing health issues and changes in industry regulation. If there are changes in one or more of these factors or if actual claims experience is materially inconsistent with our assumptions, we could be required to change our reserves.

Group Life Insurance

Claim reserves for our group life and AD&D products are established for death claims reported but not yet paid, IBNR for death and waiver claims and waiver of premium benefits. The death claim reserve is based on the actual amount to be paid. The IBNR claim reserves are calculated using historical information, and the waiver of premium benefit is calculated using a tabular reserve method that takes into account company experience and published industry tables.

Trends in Key Assumptions

Key assumptions affecting our reserve calculations are:

•	The discount rate.

•	The claim termination rate.

•	The claim incidence rate for policy reserves and IBNR claim reserves.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

August 24, 2011

The following table sets forth the average discount rate used for newly incurred long term disability claim reserves and life waiver reserves:

	Years ended December 31,
	2010	2009	2008
Average discount rate	5.00%	5.00%	5.31%

Reserve discount rates for newly incurred claims are reviewed quarterly and, if necessary, are adjusted to reflect our current and expected new investment yields. The discount rate is based on the average rate we received on newly invested assets during the previous 12 months, less a margin. We also consider our average investment yield and average discount rate on our entire block of claims when deciding whether to increase or decrease the discount rate. Based on our current size, every 25 basis point decrease in the discount rate would result in an increase of approximately $2 million per quarter of benefits to policyholders. We do not adjust group insurance premium rates based on short-term fluctuations in investment yields. Any offsetting adjustments of group insurance premium rates due to sustained changes in investment yields can take from one to three years given that most new contracts have rate guarantees in place.

Claim termination rates can vary widely from quarter to quarter. The claim termination assumptions used in determining our reserves represent our expectation for claim terminations over the life of our block of business and will vary from actual experience in any one quarter. In 2010, while we have experienced some variation in our claim termination experience, we have not seen any prolonged or systemic change that would indicate a sustained underlying trend that would affect the claim termination rates used in the calculation of reserves.

As a result of favorable long-term trends compared to reserving assumptions for our group long term disability insurance, we released IBNR claim reserves totaling $11.7 million and claim reserves totaling $2.9 million in 2010, compared to a release of IBNR claim reserves totaling $16.6 million in 2009. There were no similar reserve changes in 2008.

We refined the claim termination rate assumptions for the reserves on a small block of individual disability claims based on a blend of our experience and industry data in 2008, 2009 and 2010 which resulted in an increase in reserves of $2.5 million, $11.5 million and $12.5 million, respectively. Our block of business is relatively small, and, as a result, we view a blend of the industry data and our own experience as a more appropriate method for establishing termination assumptions compared solely to our own experience. We will continue to monitor the credibility of our developing experience and, if necessary, will adjust reserves accordingly.

We refined our reserve calculation for certain other individual disability claims in 2010 which resulted in a decrease in our individual disability reserves of $4.7 million. There were no similar calculation refinements in 2009 and 2008.

We monitor the adequacy of our reserves relative to our key assumptions. In our estimation, scenarios based on reasonably possible variations in claim termination assumptions could produce a percentage change in reserves for our group insurance lines of business of approximately +/- 0.2% or $8 million. However, given that claims experience can fluctuate widely from quarter to quarter, significant unanticipated changes in claim termination rates over time could produce a change in reserves for our group insurance lines outside of this range.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

August 24, 2011

Item 9a. Controls and Procedures, page 120

4.	Please confirm to us that in future periodic filings you will disclose your conclusions regarding the effectiveness of disclosure controls and procedures under a separate caption, disclosure controls and procedures, in accordance with Item 307 of Regulation S-K.

Response:

We will disclose our conclusions regarding the effectiveness of disclosure controls and procedures under a separate caption in our future periodic filings.

* * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions or need further clarification on any of the responses above, please contact me at your convenience at (971) 321-6530. For your convenience, we are sending a copy of this letter to you via e-mail, in addition to filing it on EDGAR under the form type label CORRESP.

Sincerely,

/s/ Robert M. Erickson
Robert M. Erickson Vice President and Controller StanCorp Financial Group, Inc.